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04001818

SECURI.... MISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
B- 39406

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-2003___ AND ENDING _12-31-2003_
                                                MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   **Wall Street Money Center, Corp.**
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
21788
FIRM I.D. NO.

   **2385 executive Center Drive, Suite #100**
_____
                                    (No. and Street)

| Boca Raton | FL | 33431 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_**Peter Bruno**_                                                          **561-962-2850**
                                                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   **Bromberg & Liebowitz**
_____
                                    (Name – *if individual, state last, first, middle name*)

| 9 Lakeville Lane | Plainview, | NY | 11803-3700 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 19 2004

THOMSON
FINANCIAL

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, __Anthony J. Polito__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wall Street Money Center, Corp.__ , as of __December 31st__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Financial Principal__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET MONEY CENTER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

## TABLE OF CONTENTS

|                                                                                                           | EXHIBIT |
|-----------------------------------------------------------------------------------------------------------|---------|
| BALANCE SHEET                                                                                             | A       |
| STATEMENT OF INCOME                                                                                       | B       |
| STATEMENT OF CASH FLOWS                                                                                   | C       |
| STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY                                                              | D       |
| INFORMATION ACCOMPANYING THE BASIC FINANCIAL STATEMENTS                                                   | E       |

COMPUTATION OF NET CAPITAL

RECONCILIATION OF NET CAPITAL BETWEEN MEMBER'S DECEMBER 31, 2003 FOCUS REPORT AND AUDITOR'S COMPUTATION

STATEMENT OF AGGREGATE INDEBTEDNESS

REQUIREMENT OF SEC RULE 17A-5 (D)

| NOTES TO FINANCIAL STATEMENTS | F |





# CERTIFIED PUBLIC ACCOUNTANTS

9 LAKEVILLE LANE • PLAINVIEW, NEW YORK 11803-3700 • (516) 822-9590 • FAX (516) 822-9565

February 6, 2004

Board Of Directors
Wall Street Money Center Corp.
2385 Executive Center Drive
Suite 100
Boca Raton, Florida 33431

## Independent Auditor's Report

We have audited the accompanying balance sheet of Wall Street Money Center Corp. at December 31, 2003 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibilty of the Company's management. Our responsibilty is to express an opinion on these financial statements taken as a whole.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Money Center Corp. at December 31, 2003 and the results of its operations, cash flows, and changes in stockholder's equity for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the data accompanying the basic financial statements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Bromberg & Liebowitz
Certified Public Accountants

# WALLL STREET MONEY CENTER CORP.

## BALANCE SHEET

## DECEMBER 31, 2003

### ASSETS

CURRENT ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents (substantially all in interest-bearing accounts) | $ | 25,793 |
| Commissions receivable | | 3,198 |
| Accounts receivable | | 1,670 |
| TOTAL CURRENT ASSETS | | 30,661 |

PROPERTY AND EQUIPMENT, at cost of $ 128, 084 net of accumulated depreciation of $ 128,084      -0-

OTHER ASSETS      777

        TOTAL ASSETS      $ 31,438

### LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

| | | |
|---|---|---:|
| Accounts payable - accrued expenses | $ | 293 |
| TOTAL CURRENT LIABILITIES | | 293 |

STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Common stock, without par value, | |
| 200 shares authorized, 10 shares issued and outstanding | -0- |
| Paid in capital in excess of par | 100,000 |
| Retained earnings | (68,855) |
| TOTAL STOCKHOLDER'S EQUITY | 31,145 |

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY      $ 31,438

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT A

# WALL STREET MONEY CENTER CORP.

## STATEMENT OF INCOME

### FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---:|
| REVENUES | | |
| Commissions and fees | $ | 136,851 |
| Interest | | 2,563 |
| Total revenues | | 139,414 |
| COST OF SALES | | 102,916 |
| GROSS PROFIT | | 36,498 |
| EXPENSES | | |
| General and administrative | | 30,229 |
| Total expenses | | 30,229 |
| PROFIT BEFORE INCOME TAXES | | 6,269 |
| INCOME TAXES | | -0- |
| NET PROFIT | $ | 6,269 |

The accompanying audit report and notes are an integral part of this statment.

EXHIBIT B



WALL STREET MONEY CENTER CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
    Profit for the period    $    6,269
    Adjustments to reconcile income to net cash applied to
      operating activities:
        Increase in commission receivable    (1,200)
        Decrease in prepaid expenses    (457)
        Decrease in accrued expenses    (6,619)

    Net cash used in operating activities    (8,276)

NET DECREASE IN CASH AND CASH EQUIVALENTS    (2,007)

Cash and cash equivalents at January 1, 2003    27,800

CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2003    $    25,793

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT C



# WALL STREET MONEY CENTER CORP.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### FOR THE YEAR ENDED DECEMBER 31, 2003

| | COMMON STOCK | PAID IN CAPITAL IN EXCESS OF PAR | DEFICIT/ RETAINED EARNINGS | TOTAL STOCK-HOLDER'S EQUITY |
|---|---|---|---|---|
| BALANCES, DECEMBER 31, 2002 | $ -0- | $ 100,000 | $ (75,124) | $ 24,876 |
| Net profit for the year ended December 31, 2003 | -0- | -0- | 6,269 | 6,269 |
| BALANCES, DECEMBER 31, 2003 | $ -0- | $ 100,000 | $ (68,855) | $ 31,145 |

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT D



**CERTIFIED PUBLIC ACCOUNTANTS**

9 LAKEVILLE LANE • PLAINVIEW, NEW YORK 11803-3700 • (516) 822-9590 • FAX (516) 822-9565

February 6, 2004

Board of Directors
Wall Street Money Center Corp.
2385 Executive Center Drive
Suite 100
Boca Raton, Florida 33431

We have audited the financial statements of Wall Street Money Center Corp. (a New York Corporation) for the year ended December 31, 2003, and have issued our report thereon dated February 6, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g). The Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that such conditions had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations of any internal accounting control procedure, or of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Wall Street Money Center Corp., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the use of management and the appropriate regulatory agencies and should not be used for any other purpose.

Very truly yours,

Bromberg & Liebowitz
Certified Public Accountants



## WALL STREET MONEY CENTER CORP.
## COMPUTATION OF NET CAPITAL
## DECEMBER 31, 2003

| | | |
|---|---|---:|
| TOTAL ASSETS | $ | 31,438 |
| LESS TOTAL LIABILITIES | | 293 |
| | | |
| NET WORTH | | 31,145 |
| ADD SUBORDINATED LOANS | | -0- |
| | | |
| ADJUSTED NET WORTH | | 31,145 |
| LESS NON-ALLOWABLE ASSETS | | 2,447 |
| | | |
| CURRENT CAPITAL | | 28,698 |
| LESS HAIRCUTS | | 10 |
| | | |
| NET CAPITAL | | 28,688 |
| LESS REQUIRED NET CAPITAL | | 5,000 |
| | | |
| EXCESS NET CAPITAL | $ | 23,688 |

### RECONCILIATION OF NET CAPITAL BETWEEN MEMBER'S
### DECEMBER 31,2003 FOCUS REPORT AND
### AUDITOR'S COMPUTATIONS

| | | |
|---|---|---:|
| NET CAPITAL PER MEMBER'S COMPUTATION | $ | 23,172 |
| NET CAPITAL PER AUDITOR'S COMPUTATIONS | | 28,688 |
| | | |
| VARIANCE | $ | 5,516 |

There is a variance between members computation of net capital and the auditor's computation. The difference is as follows:

| | | |
|---|---|---:|
| Accounts payable | $ | 5,716 |
| Tax accrual | | (200) |
| | | |
| Total Variable | $ | 5,516 |

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT E

Page 1 of 2



# WALL STREET MONEY CENTER CORP.
## STATEMENT OF AGGREGATE INDEBTEDNESS
### DECEMBER 31, 2003

At December 31, 2003, the corporation had a net capital of $ 23,688 which was $ 18,688 in excess of its required net capital of $ 5,000. The ratio of aggregate indebtedness to net capital was .01 to 1.

## REQUIREMENTS OF SEC RULE 17A-5(D)

1.  There are no liabilities subordinated to claims of creditors.

2.  The Company operates pursuant to (k) (2) (ii) exemptive provisions SEC Rule 15C3-3 and does not hold customer funds or securities. There are no possession or control requirements or reserve requirement computations necessary.

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT E

WALL STREET MONEY CENTER CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Wall Street Money Center Corp. (the corporation) is a securities broker/dealer founded in 1984. It is a member of the National Association of Securities Dealers (NASD), and is registered with Securities and Exchange Commission (SEC), and with the states of Connecticut, Florida, Illinois, Massachusetts, New Jersey, New York, Ohio, & Pennsylvania..

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Corporation maintains its books and records on the accrual method of accounting. Generally, income is recorded when all events have occurred which fix the amount earned, and expenses are recognized when incurred.

Acquisitions of property and equipment are recorded at cost. Depreciation is provided principally using accelerated methods on estimated useful lives ranging from five to seven years.

CONCENTRATION OF CREDIT RISK:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents accounts in financial institutions, which from time to time exceed Federal Depository Insurance coverage limit.

The Company does not have a material concentration of credit risk, with respect to commissions receivable and investments due to its frequent collections of commissions earned, and the daily monitoring of the amounts of investments.

Note 2 - LICENSES AND MEMBERSHIPS:

The Corporation is a member of the National Association of Securities Dealers (NASD), and the Security Investors Protections Corporation (SIPC). The Corporation is registered with the Securities and Exchange Commission (SEC) and is licensed to do business in the eight states as listed above.

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT F
Page 1 of 2



Note 3 - COMMITMENTS AND CONTINGENCIES:

The Company occupies office not subject to a lease. It shares space with a related company, at no cost.

Note 4 - INCOME TAXES:

Amounts provided for Federal and State Income Taxes are based on earnings reported for financial statement purposes.

Note 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Corporation had net capital of $ 23,688 which was $ 18,688 in excess of its required net capital of $ 5,000. The Corporation's ratio of aggregate indebtedness to net capital was .01 to 1.

Note 6 - RELATED PARTY TRANSACTIONS:

The Company shares certain operating expenses including rent, with a related party. The related party is paying substantially all expenses.

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT F